Media Release
Planegg/Munich, Germany, December 10, 2023

MorphoSys’ Pelabresib Improves All Four Hallmarks of Myelofibrosis in Phase 3 MANIFEST-2 Study
Pelabresib and ruxolitinib combination significantly reduced spleen size, with an SVR35 response rate nearly double that of placebo plus ruxolitinib

Showed a strong positive trend in reducing symptom burden and a twofold increase in patients achieving both SVR35 and TSS50 versus placebo plus ruxolitinib

Improved measures of anemia, including higher hemoglobin response rates, fewer patients requiring transfusions and fewer anemia adverse events versus placebo plus ruxolitinib

Improved bone marrow fibrosis by at least one grade in more patients versus placebo plus ruxolitinib

Demonstrated safety results consistent with prior clinical trials, with fewer grade ≥3 adverse events compared with placebo plus ruxolitinib

MorphoSys will host an investor event to review findings on Monday, December 11

MorphoSys AG (FSE: MOR; NASDAQ: MOR) today announced comprehensive results from the Phase 3 MANIFEST-2 study investigating pelabresib, an investigational BET inhibitor, in combination with the JAK inhibitor ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis. These findings were presented in an oral presentation at the 65th American Society of Hematology (ASH) Annual Meeting and Exposition in San Diego, California.

Myelofibrosis is characterized by four hallmarks: an enlarged spleen, anemia, bone marrow fibrosis and disease-associated symptoms. In MANIFEST-2, all hallmarks were improved with the pelabresib and ruxolitinib combination versus placebo plus ruxolitinib, which is the standard of care in myelofibrosis. Ruxolitinib dosing was similar in both arms of the study and was determined based on its approved myelofibrosis indication.

“The MANIFEST-2 results demonstrated clear benefits across the four hallmarks of myelofibrosis, including a significant reduction in spleen size – a key finding given the known association between spleen volume reduction and patient survival,” said Raajit K. Rampal, M.D., Ph.D., Director, Center for Hematologic Malignancies, and Director, Myeloproliferative Neoplasms Program, Memorial Sloan Kettering Cancer Center. “The comprehensive results presented at ASH also show that the pelabresib combination improves anemia, disease-associated symptoms and bone marrow fibrosis, and that it is well-tolerated. These findings point to pelabresib and ruxolitinib as a potential paradigm-shifting first-line treatment of this debilitating disease.”

MANIFEST-2 Comprehensive Findings
MANIFEST-2 is a global, multicenter, double-blind, Phase 3 study of 430 JAK inhibitor-naïve adults with myelofibrosis, randomized 1:1 to receive the pelabresib and ruxolitinib combination or placebo plus ruxolitinib. MANIFEST-2 is one of the largest studies in this disease to date.

Strong Reductions in Spleen Size and Symptoms
In the MANIFEST-2 study, pelabresib and ruxolitinib demonstrated a near doubling in the proportion of patients achieving a ≥35% reduction in spleen volume (SVR35) at 24 weeks, the primary endpoint, versus placebo plus ruxolitinib (p<0.001).

For the first key secondary endpoint assessing symptom reduction, absolute change in total symptom score (TSS) at 24 weeks, there was a strong numerical improvement for patients receiving pelabresib and ruxolitinib versus placebo plus ruxolitinib. The response rate for the second key secondary endpoint, proportion of patients achieving ≥50% reduction in symptom score (TSS50) at 24 weeks, was also numerically greater for patients receiving pelabresib and ruxolitinib. Significant improvements in both key secondary endpoints were observed with the pelabresib combination for patients classified as intermediate-risk (Dynamic International Prognostic Scoring System [DIPSS] Int-1 and Int-2), who account for over 90% of the MANIFEST-2 population.

The proportion of patients achieving both SVR35 and TSS50 at 24 weeks was doubled with pelabresib and ruxolitinib versus placebo plus ruxolitinib (40.2% vs. 18.5%, respectively).

Details are included in the table below.

Endpoint	Pelabresib + Ruxolitinib (N=214)	Placebo + Ruxolitinib (N=216)	Difference
SVR35	65.9%	35.2%	30.4%* P-value: p<0.001
Absolute Change in TSS	-15.99 (Mean Baseline: 28.26)	-14.05 (Mean Baseline: 27.36)	-1.94** P-value: 0.0545
TSS50	52.3%	46.3%	6.0%* P-value: 0.216
*Difference calculated using Cochran–Mantel–Haenszel (CMH) common risk difference
**Least square mean estimate

Improvement in Anemia
Patients receiving pelabresib in combination with ruxolitinib reported fewer anemia adverse events (43.9%, grade ≥3: 23.1%) compared with placebo plus ruxolitinib (55.6%, grade ≥3: 36.4%). Additionally, by week 24, fewer patients in the pelabresib and ruxolitinib arm required red blood cell transfusions compared with the placebo arm (30.8% vs. 41.2%, respectively).

A greater proportion of patients achieved a hemoglobin response — defined as a ≥1.5 g/dL mean increase in hemoglobin levels over baseline in the absence of transfusions during the previous 12 weeks — with pelabresib and ruxolitinib versus placebo plus ruxolitinib (9.3% vs. 5.6%, respectively). Average hemoglobin levels were greater in patients receiving pelabresib and ruxolitinib than in those receiving placebo plus ruxolitinib, starting at week 9 and continuing to week 24. Anemia benefits were observed across all studied patient risk groups.

“Anemia can reduce patients’ quality of life by causing severe fatigue and necessitating blood transfusions,” said Professor Claire Harrison, Guy’s and St. Thomas’ NHS Foundation Trust, London, United Kingdom. “In MANIFEST-2, patients receiving the combination therapy showed clear benefits on anemia, including greater hemoglobin levels, fewer red blood cell transfusions and fewer anemia and fatigue adverse events. Given its strong efficacy, safety profile and signs of disease modification, the pelabresib and ruxolitinib combination has the potential to become the new standard of care in the first-line treatment of myelofibrosis.”

Improvement in Bone Marrow Fibrosis
Bone marrow fibrosis, or the replacement of bone marrow with fibrous scar tissue, is a central pathological feature of myelofibrosis. In MANIFEST-2, fibrosis was improved by at least one grade in a greater proportion of patients receiving pelabresib and ruxolitinib (38.5% vs. 24.2% with placebo plus ruxolitinib) and worsened by at least one grade in a smaller proportion of patients receiving pelabresib and ruxolitinib (16.3% vs. 28.3% with placebo plus ruxolitinib) at 24 weeks. Bone marrow fibrosis is graded on a scale from 0 (normal) to 3 (most severe) based on fiber density; studies suggest a correlation between the grade of bone marrow fibrosis and patient prognosis.

Biomarker Analysis Suggests Disease Modification
In a biomarker analysis, average plasma levels of inflammatory cytokines (IL-8, IL-6, TNF-α and NF-κB-regulated cytokines) were reduced in patients receiving pelabresib and ruxolitinib compared with placebo plus ruxolitinib at 24 weeks. Increased cytokine levels are associated with all four disease hallmarks; increased IL-8 levels are also associated with worse survival outcomes. These biomolecular improvements suggest early evidence of a disease-modifying effect.

Well-Tolerated Safety Profile
Overall, grade ≥3 treatment-emergent adverse events (TEAEs) were reported less frequently with pelabresib and ruxolitinib than with placebo plus ruxolitinib (49.1% vs. 57.5%, respectively).

In the pelabresib and ruxolitinib arm, the most common (≥10%) hematologic TEAEs were anemia (43.9%; grade ≥3: 23.1%), thrombocytopenia (32.1%; grade ≥3: 9.0%) and platelet count decrease (20.8%; grade ≥3: 4.2%). In the placebo plus ruxolitinib arm, the most common hematologic TEAEs were anemia (55.6%; grade ≥3: 36.4%), thrombocytopenia (23.4%; grade ≥3: 5.6%) and platelet count decrease (15.9%; grade ≥3: 0.9%).

The most common (≥10%) nonhematologic TEAEs in the pelabresib and ruxolitinib arm were diarrhea (23.1%; grade ≥3: 0.5%), dysgeusia (18.4%; grade ≥3: 0.5%), constipation (18.4%; grade ≥3: 0%), nausea (14.2%; grade ≥3: 0.5%), cough (12.7% grade ≥3: 0), asthenia (11.8% grade ≥3: 0.5%), fatigue (11.8%; grade ≥3: 0.5%), dizziness (11.3%; grade ≥3: 0%), headache (11.3% grade ≥3: 0.5%) and COVID-19 (11.3%; grade ≥3: 0%). The most common nonhematologic TEAEs in the placebo plus ruxolitinib arm were constipation (24.3%; grade ≥3: 0%), diarrhea (18.7%; grade ≥3: 1.4%), fatigue (16.8%; grade ≥3: 0.9%), COVID-19 (15.9%; grade ≥3: 1.9%), nausea (15.0%; grade ≥3: 0%), asthenia (13.6%; grade ≥3: 0%), dyspnea (13.1%; grade ≥3: 0.9%), cough (11.2%; grade ≥3: 0%) and headache (10.7%; grade ≥3: 0%). Discontinuation rates due to adverse events were 10.7% with pelabresib and ruxolitinib and 6.5% with placebo plus ruxolitinib.

The safety profile of the pelabresib and ruxolitinib combination therapy was consistent with previous clinical studies. No new safety signals were observed.

“The four hallmarks of myelofibrosis – enlarged spleen, anemia, bone marrow fibrosis and disease-associated symptoms – have a strong impact on a patient’s life. In MANIFEST-2, the combination of JAK and BET inhibition addressed all four of these hallmarks with the potential to modify the course of the disease,” said Tim Demuth, M.D., Ph.D., MorphoSys Chief Research and Development Officer. “We are confident that the comprehensive data package will provide impactful insights into the promising and well-tolerated combination of pelabresib and ruxolitinib. Our goal now is to bring this first-line therapy to patients with intermediate- and high-risk myelofibrosis as quickly as possible. We look forward to meeting with regulatory agencies regarding these data and are diligently preparing regulatory filings with the intention of submitting applications to the U.S. Food and Drug Administration and the European Medicines Agency in the middle of 2024.”

Investor Event at ASH 2023
MorphoSys will host an in-person investor event to review these detailed findings and address questions with the company’s management team and medical experts, including Professor Claire Harrison, Guy’s and St. Thomas’ NHS Foundation Trust, London, United Kingdom, and Ruben Mesa, M.D., FACP, President and Executive Director, Atrium Health Levine Cancer Center and Atrium Health Wake Forest Baptist Comprehensive Cancer Center.

The event, taking place on Monday, December 11 at the Hilton San Diego Bayfront Hotel, will start with a networking breakfast at 6:30 a.m. PST and continue with a formal presentation at 7:00 a.m. PST (4:00 p.m. CET / 3:00 p.m. GMT / 10:00 a.m. EST). A webcast will also be available for those not attending ASH 2023 in person.

Webcast participants may pre-register and will receive dial-in details to access the call easily and quickly: https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=5982651&linkSecurityString=c1a71840b. Please dial in 10 minutes before the beginning of the conference.

The live webcast (audio and presentation) can be directly accessed via https://media.choruscall.eu/mediaframe/webcast.html?webcastid=q3lG25n3 or via the Investors section under "Events & Conferences" on the MorphoSys website, www.morphosys.com; after the call, a slide-synchronized audio replay of the conference call will be available at the same location.

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn.

About Pelabresib
Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been approved by any regulatory authorities.

The development of pelabresib was funded in part by The Leukemia and Lymphoma Society®.

About MANIFEST-2
MANIFEST-2 (NCT04603495) is a global, double-blind, Phase 3 clinical trial that randomized 430 JAK inhibitor-naïve adult patients with myelofibrosis 1:1 to receive pelabresib in combination with ruxolitinib or placebo plus ruxolitinib. The primary endpoint of the study is a 35% or greater reduction in spleen volume (SVR35) from baseline at 24 weeks. The key secondary endpoints of the study are the absolute change in total symptom score (TSS) from baseline at 24 weeks and the proportion of patients achieving a 50% or greater improvement in total symptom score (TSS50) from baseline at 24 weeks. TSS is measured using the myelofibrosis self-assessment form (MFSAF) v4.0, which asks patients to report the severity of seven common symptoms, rating each of them on a scale from 0 (absent) to 10 (worst imaginable).

The new key secondary endpoint, absolute change in TSS, was added to directly measure change in the average TSS from baseline to week 24 of treatment and is listed as the first key secondary endpoint in the MANIFEST-2 hierarchical testing scheme. The decision to update the MANIFEST-2 clinical trial protocol was made following a Type C meeting with the U.S. Food and Drug Administration (FDA) in September 2023. The final clinical protocol amendment is subject to approvals by health authorities outside of the U.S.

Additional secondary endpoints include progression-free survival, overall survival, duration of the splenic and total symptom score response, hemoglobin response rate and improvement in bone marrow fibrosis, among others.

Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST-2 trial sponsor.

About Myelofibrosis
Myelofibrosis is a blood cancer – belonging to a group of diseases called myeloproliferative neoplasms – caused by genetic abnormalities in bone marrow stem cells and characterized by four hallmarks: enlarged spleen, anemia, impaired bone marrow microenvironment causing fibrosis, and debilitating disease-associated symptoms, including severe fatigue, night sweats, itching, increased bleeding and significant pain caused by their enlarged spleen. For many living with myelofibrosis, the combination of symptoms often severely impacts their quality of life. At diagnosis, several factors, such as age, genetics and bloodwork, help determine a patient’s long-term prognosis. About 90% of newly diagnosed patients have intermediate- to high-risk disease, which has a worse prognosis and a higher likelihood of disease-associated symptoms. While JAK inhibitors, the current standard of care, address some aspects of the disease, no agent provides broad disease control. There is an urgent need for novel, well-tolerated therapeutic options capable of changing the natural course of myelofibrosis to provide patients with deep and durable responses across its four hallmarks.

Forward-Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel: +49 (0)151 / 74612318 thomas.biegi@morphosys.com	Investor Contact: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director Tel: +1 617-548-9271 eamonn.nolan@morphosys.com